Brooklyn Cheesecake & Desserts Company, Inc.
20 Passaic Avenue
Fairfield, NJ 07004
(973) 808-8248
Fax (973) 808-0203

June 5, 2007
Securities & Exchange Commission
Judiciary Plaza
100 F Street NE
Washington D.C. 20549
Attn: Jill S. Davis, Branch Chief

Re:	Brooklyn Cheesecake & Desserts Company, Inc. (the “Company”) Form 10-KSB Fiscal Year ended December 31, 2005 Response Letter Dated February 27, 2007 File No. 0-13984
Dear Ms. Davis,

On behalf of the Company, please except this response to the Commission’s letter dated February 27, 2007. For ease of review, the Commission’s comments are set forth in italics immediately prior to the Company’s response.

Form 10-KSB/A-1 for the Fiscal Year ended December 31, 2005

Note16. Common stock options, page 30

1.
We note from your response to prior comment number two that you issued the following stock options during 2005: 65,000 for directors fees, 39,400 to employees, 30,000 to consultants and 9,017 to vendors. We also note that you did not record the expense incurred related to goods and services provided by vendors and consultants until February 2006. You explained that the amount of expense that would have been recorded in 2005 was “immaterial in comparison to the net loss of $1,064,311.” We further note from your disclosure on page F-6 of your Form 10-QSB/A-1 for the fiscal quarter ended September 30, 2006 that you exchanged the stock options issued to the above referenced directors, vendors and consultants for restricted common stock on February 17, 2006. Please address the following:

•	Explain in further detail the difference between the stock options issued in 2005 and the restricted common stock issued in 2006.

Response:

During 2005, due to the Company’s poor cash position, stock options were granted to both employees and non-employees as full consideration for services rendered. Stock options are rights to purchase shares of stock at a specific price up to a specified future date. The options were issued to the employees, consultants and vendors to induce them to continue providing services to the Company. To the extent that the Company’s stock price would increase during the term of the options, the holders of the options could exercise the options and purchase shares of the Company’s common stock at a price less than the fair market value on the exercise date. Additionally, upon exercise of the options, the Company would receive cash equal to the number of options exercised multiplied by the exercise price of the options. On February 17, 2006, since the Company’s financial position and stock price had not improved, the Company’s board of directors approved an exchange of these stock options for shares of the Company’s restricted common stock. As the Company’s stock price was not increasing, the board of directors believed it was necessary to complete this exchange in order to induce the individuals holding the options to continue to provide services to the Company as their options represented no value in consideration for their past services. Restricted common stock is not registered with the Securities and Exchange Commission and may only be re-sold by the holder if its resale is registered with the Securities and Exchange Commission or after a one year holding period if the holder complies with all requirements of Rule 144 promulgated under the Securities Act of 1933, as amended.

•
Revise your accounting to comply with the guidance in FAS 123 and provide the applicable disclosure required by FAS 154 and the associated audit opinion reference to the correction of an error. Alternatively, you may wish to provide a detailed SAB 99 analysis that supports your conclusion that a restatement to account for the options issued during 2005 to non-employees is not required.

Response:

SAB 99 - Assessing Materiality

SAB 99 provides guidance on the assessment of materiality. The essence of the guidance is that an analysis of materiality is not one of decision making by quantitative measures alone. One must make a full analysis of all relevant considerations when determining if a transaction is material. If a reasonable investor’s decision can be altered, changed or influenced by the surrounding circumstances or total mix of information from that transaction, then that adjustment would be considered material and should be recorded.

The Company decided not to record an additional consulting expense for the issuance of 30,000 options issued to non-employees. In reaching this decision, the Company applied the Black Scholes option pricing model using the weighted average assumptions of 2.91% risk free interest rate, zero expected dividends and a volatility factor of 231%, to calculate the fair market value of the options as $77,400. Based on these calculations, the Company believed that a reasonable investor’s decision would not be altered, changed or influenced by the recording of the consulting expense. Quantitatively, the adjustment would be 7.27% ($77,400 / $1,064,311, the reported net loss for 2005). The resulting net loss per share would be increased to $2.30 (($1,064,311+$77,400=$1,141,711)/496,983 (weighted average shares)) from $2.14, an increase of $0.16 per share.

Although the Black Scholes fair market value calculation of $77,400 exceeds a common 5% benchmark used in a quantitative materiality analysis, management made a qualitative analysis by taking into consideration all surrounding circumstances and the total mix of information. First, management reviewed the type of expense, consulting fees. The services in question were provided by qualified individuals engaged to raise capital on behalf of the Company. The Company concluded that these expenses were non-recurring in nature in that these individuals were unable to locate capital sources for the Company. Second, the expense would increase an already large loss. Had the expense reduced a profit by the same percentage, recording the entry could indicate that the Company, if profitable, may have begun to incur losses. This was not the case. Third, this was a non-cash transaction. Had the expense effected the Company’s current or future cash position, a different decision may have been made by management. Fourth, the Company had sustained substantial losses since its inception and the reasonable investor, upon looking at this history, would more than likely not change a buy or sell decision based on increased net loss for the period. Finally, the recording of the expense does not have an effect on equity. Since the additional expense would be offset by an entry to increase additional paid-in-capital, there would be a zero effect on equity.

Based on this analysis, the Company concluded that a restatement to account for the additional expense on the options issued during 2005 to non-employees was immaterial and that this adjustment would not alter, change or influence a reasonable investor’s decision to buy or sell the Company’s stock.

Controls and Procedures, page 33

2.
We have considered the revisions you made to your disclosure under the heading concerning the effectiveness of your disclosure controls and procedures. It does not appear that your revisions comply with the requirement under Item 307 of Regulation S-B to definitively conclude as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. We note that you do definitively conclude in your Form 10-QSB/A for the fiscal quarter ended September 30, 2006. However, your definition of disclosure controls and procedures is only partial. In this regard, under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers. Please modify your conclusion and disclosed definition of “disclosure controls and procedures” or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement. Please revise your disclosure in both referenced filings as appropriate.

Response: The Company has modified its conclusion and disclosed definition of “disclosure controls and procedures” in the December 31, 2005 10KSB/ A2 and the September 30, 2006 10QSB/A2. The proposed revised disclosures are attached to this response letter as Exhibits I and II.

3.
You state that there were no “significant changes” in your internal control over financial reporting. Please note that Item 308(c)of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.” See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

Response: The Company has modified its disclosure in the December 31, 2005 10KSB/ A2 and the September 30, 2006 10QSB/A2. The proposed revised disclosures are attached to this response letter as Exhibits I and II.

Exhibits 31.1 and 31.2

4.
We continue to note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation:

•
There is no provision for your certifying officer to identify the position held with the Company in the first line of the certification and the other information you include beginning with “In connection with the Annual Report…,”

•	you should refer to the Company throughout the certification as the “ small business issuer” instead of as the “registrant,”
•	you should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph, and
•
the date of your certification should coincide with the date in which you filed the document. In this regard, your amended certification is dated as of March 28,2005 and you filed your Form 10-KSB/A on January 24,2007.

Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002- Frequently Asked Questions, at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate. This comment applies, where applicable, to your Form 10-QSB for the fiscal quarter ended September 30, 2006.

Response: The Exhibits to be filed with the December 31, 2005 10KSB/ A2 and September 30, 2006 10QSB/A2 have been revised to account for all changes required in comment 4 above. The revised Exhibits 31.1 for both reporting periods are attached to this response letter as Exhibits III and IV.

Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2006

Condensed Statements of Cash Flows, page F-4

5.
We note that in applying in the indirect method of cash flow reporting, your reconciliation to net cash flows from operating activities begins with loss from continuing operations rather than net loss. Please revise your presentation to reconcile net loss to net cash flow from operating activities, as contemplated by paragraph 28 of FAS 95.

Response: The statement of cash flows to be filed with the September 30, 2006 10QSB/A2 has been revised to account for all changes required in comment 5 above. The revised statement of cash flows for the fiscal quarter ended September 30, 2006 is attached to this response letter as Exhibit V.

6.
We also note that you separately present Loss from discontinued operations, totaling $(383,781), as a component of operating activities and Gain on disposal of assets, totaling $527,371, as an investing activity. Please support your classification of these items with the cash flow categories presented. Please note that paragraph 14 of SFAS 95 does not support aggregating operating, investing, and financing cash flow from discontinued operations into a single line item or presenting operating, investing and financing cash flows from discontinued operations all within one cash flows category.

Response: The statement of cash flows to be filed with the September 30, 2006 10QSB/A2 has been revised to account for all changes required in comment 6 above. The revised statement of cash flows for the fiscal quarter ended September 30, 2006 is attached to this response letter as Exhibit V.

Note 7. Exchange Agreement, page F-7

7.
We note your disclosure that on “March 28, 2006, the Company entered into an asset exchange agreement, tenant’s lease assignment, and exclusive licensing agreement with the Company’s former Chairman, Chief Executive Officer, and President, Ronald Schutte, whereby the Company exchanged certain assets of its operating subsidiary JM Specialties, Inc. for the assumption $1,145,315 in liabilities of the Company by an entity established by Mr. Schutte with a personal guarantee by Mr. Schutte.” We also note your discloser in footnote eight that you have applied the guidance in paragraph 30 of FAS 144 in accounting for this exchange. Please expand your disclosure to separately present the carrying amounts of the major classes of assets and liabilities included as part of the disposal group as required by paragraph 47(a) or FAS 144 and disclose the information required as part of items (b) and (c) as well.

Response:

The Footnote 7 disclosure to be filed with the Company’s Form 10QSB/A2 for the fiscal quarter ended September 30, 2006 has been expanded to address comment 7 as follows:

The carrying amounts of the major classes of assets and liabilities included as part of the disposal group at March 28, 2006 are as follows:

Accounts receivable	$138,000
Inventory	180,000
Prepaid expenses	10,000
Machinery and Equipment	300,000
Website development	100,000
Security deposit	6,000

Assets from disposal group	$734,000

Accounts payable and accrued expenses	$529,903
Notes payables	568,323
Capital lease obligation	47,089

Liabilities from disposal group	$1,145,315

In connection with the foregoing responses, the Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and
3.	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to discuss any of the foregoing responses contained herein please do not hesitate to contact the undersigned.

Sincerely,
Brooklyn Cheesecake & Desserts Company, Inc.

/s/ Anthony J. Merante
____________________________________
Anthony J. Merante
Chairman, President, Chief Executive Officer, Chief Financial Officer, and Corporate Secretary

cc:	Saul Ewing, LLP
Sherb & Co.

EXHIBIT I - Form 10KSB/A2 for the Fiscal Year Ended December 31, 2005

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

         As of December 31, 2005, we carried out an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) under the supervision and with the participation of our management, including Anthony J. Merante, our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, Mr. Merante concluded that our disclosure controls and procedures are effective. There were no significant changes in our disclosure controls and procedures that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting during the quarter ended December 31, 2005.

     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROLS

     There have not been any changes in the issuer’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the issuer’s last fiscal year that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. The Company conducts periodic evaluations of its internal controls to enhance, where necessary, its procedures and controls.

CONCLUSIONS

Based on this evaluation, the CEO/CFO concluded that the issuer’s disclosure, controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission rules and forms.

EXHIBIT II - Form 10QSB/A2 for the Fiscal Quarter Ended September 30, 2006

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

         As of September 30, 2006, we carried out an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) under the supervision and with the participation of our management, including Anthony J. Merante, our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, Mr. Merante concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROLS

During the quarter ended September 30, 2006, there was no change in the issuer’s internal control over financial reporting that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. The Company conducts periodic evaluations of its internal controls to enhance, where necessary, its procedures and controls.

EXHIBIT III - Form 10KSB/A2 for the Fiscal Year Ended December 31, 2005

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Anthony J. Merante, certify that:

1. I have reviewed this Annual Report on Form 10-KSB/A2 of Brooklyn Cheesecake & Desserts Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.

5. The small business issuer’s other certifying officer’s and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: Filing date

/s/ Anthony J. Merante

Anthony J. Merante

Vice-President, Chief Financial Officer/Director

EXHIBIT IV - Form 10QSB/A2 for the Fiscal Quarter Ended September 30, 2006

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Anthony J. Merante, certify that:

1. I have reviewed this quarterly report on Form 10-QSB/A2 of Brooklyn Cheesecake & Desserts Company, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.

5. The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: Filing date

/s/ Anthony J. Merante

Anthony J. Merante

Vice-President, Chief Financial Officer/Director

EXHIBIT V - Form 10QSB/A2 for the Fiscal Quarter Ended September 30, 2006

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
CONDENSED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	2006	2005
Operating activities:
Loss from continuing operations	($228,685)	($97,303)
Adjustments to reconcile loss from continuing
operations to net cash used in continuing
operating activities:
Depreciation and amortization	4,500	4,500
Changes in operating assets and liabilities:
Fees receivable	(4,614)	-
Prepaid expenses	19,929	21,749
Accounts payables	9,000	-
Accrued expenses	55,975	-
Net cash used in operating activities	(143,895)	(71,054)
Loss from discontinued operations	(383,781)	(535,896)
Adjustments to reconcile loss from discontinued
operations to net cash provided by (used in)
discontinued Operating activities:
Gain on disposal of assets	527,371	-
Depreciation	31,654	60,136
Common stock issued for services	179,271	187,250
Decrease (increase) in net assets from discontinued
Operations	423,256	(282,570)
(Decrease) increase in net liabilities from discontinued
Operations	659,798	120,577
Net cash provided by (used in) discontinued operations	177,973	(450,503)

Investing activities:
Purchase of property and equipment	-	(30,163)
Sale of Property & equipment	249,198	-
Net cash Provided by (used in)investing activities	249,198	(30,163)
Financing activities:
Proceeds from notes payable	15,000	232,560
Proceeds from capital lease obligation	-	4,691
Proceeds from officers loans	11,120	280,264
Principal payment of notes payable	(208,241)	-
Principal payment of officers’ loans	(48,599)	-
Net cash (used in)provided by financing activities	(230,720)	517,515

Net decrease in cash and cash equivalents	(7,444)	(34,205)

Cash and cash equivalents, beginning of period	7,444	35,225

Cash and cash equivalents, end of period	$-	$1,020

Supplemental disclosures:
Cash paid during the year for:
Interest:	$-	$77,520
Non cash transactions affecting investing
and financing:
Issuance of restricted common shares for debt	$-	$168,034